UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 59)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

PERSHING GOLD CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

715302204

(CUSIP Number)

Copy to:

Barry C. Honig

215 SE Spanish Trail

Boca Raton, FL 33432

561-307-2287

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715302204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,280,390 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,280,390 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,280,390 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.46% (Based on 33,629,260 shares outstanding as of August 13, 2018)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 3,189,633 shares of common stock held by Barry Honig, individually, (ii) 5,193,568 shares of common stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”) of which Barry Honig is Trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ 401K, (iii) 121,500 shares of common stock held by GRQ Consultants, Inc. (“GRQ Inc.”) of which Barry Honig is President and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ Inc., (iv) 1,763,522 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) of which Barry Honig is Trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by Roth 401K, (v) 89,148 shares of common stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ DBO”) of which Barry Honig is President and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ DBO, (vi) 396,039 shares of common stock issuable upon exercise of the warrants held by GRQ 401K, GRQ Inc., Roth 401K and GRQ DBO, (vii) 2,432,923 shares of common stock issuable upon conversion of the Series E Preferred Stock held by GRQ 401K, GRQ Inc., Roth 401K and GRQ DBO, (viii) 301,950 shares of common stock issuable upon conversion of the Series E Preferred Stock held by Barry Honig, (ix) 744,446 shares of common stock issuable upon exercise of the options held by Barry Honig, and (x) 47,661 shares of restricted stock units held by Barry Honig which are vested as of the date hereof and issuable as shares of common stock upon his termination of service on the Issuer's board of directors, in connection with a change in control or under certain other circumstances, all as set forth in such agreements.

Item 1. Security and Issuer

This Amendment No. 59 to Schedule 13D (this “Amendment No. 59”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Pershing Gold Corporation, a Nevada corporation (“Issuer”), 1658 Cole Boulevard, Building 6-Suite 210, Lakewood, CO 80401. This Amendment No. 59 amends and supplements, as set forth below, the information contained in Items 1, 2, 3, 5 and 6 of the Schedule 13D filed by the Reporting Person with respect to the Issuer on May 31, 2012, as amended, supplemented and restated from time to time (as so amended, including, without limitation, pursuant to this Amendment No. 59, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 59, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, complete and correct as of the date of this Amendment No. 59.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) This statement is being filed by Barry Honig (“Mr. Honig” or the “Reporting Person”), with respect to the shares of Common Stock held by Mr. Honig and through each of GRQ 401K, GRQ Inc., Roth 401K and GRQ DBO (collectively, the “Honig Entities”).

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b) The Reporting Person’s business address is 215 SE Spanish Trail, Boca Raton, FL 33432.

(c) N/A

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Barry Honig is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person was granted 47,661 restricted stock units ("RSUs") and 744,446 options in exchange for services rendered to the Issuer as a director. The Reporting Person used a total of approximately $46,379,396 to acquire the shares of Common Stock, the shares of Series E Preferred Stock and the warrants reported herein. The sources of the funds used to acquire the shares of Common Stock, the shares of Series E Preferred Stock and the warrants reported herein are the personal funds of Mr. Honig and the working capital of the Honig Entities.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 33,629,260 shares of Common Stock issued and outstanding as of August 13, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on August 14, 2018, and assumes the exercise of the reported warrants, options and RSUs and the conversion of the reported preferred stock.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Issuer issued to the Reporting Person the number of RSUs on various dates since the filing Amendment No. 58, all as set forth below. Such RSUs vested upon their respective issuances. For each vested RSU, the Reporting Person will be entitled to receive one share of common stock upon termination of service on the Issuer’s board of directors, in connection with a change in control or under certain other circumstances, all as set forth in the applicable Restricted Stock Unit Grant Agreements.

Date	Number of RSUs
04/26/2018	4,513
06/29/2018	3,962

In addition, information concerning all other transactions in the shares of Common Stock effected by the Reporting Person during the 60-day period preceding this filing is set forth on Schedule A hereto and is incorporated herein by reference.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person and the Honig Entities has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of common stock held by the Reporting Person and the Honig Entities.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 28, 2018 (the “Closing Date”), Mr. Honig completed a series of acquisitions in connection with a private transaction (collectively, the “Acquisition”) personally, and through GRQ 401K, pursuant to which Mr. Honig and GRQ 401K acquired an aggregate of 1,884,810 common shares of the Issuer (the “Acquired Shares”). On April 24, 2018, Mr. Honig entered into a share purchase agreement, as amended (the “Exchange Agreement”), under which Mr. Honig agreed to acquire 900,346 of the Acquired Shares in exchange for common shares of Levon Resources Ltd. (TSX: LVN) (“Levon”).  On June 15, 2018, Mr. Honig entered into a separate share purchase agreement, as amended (the “Share Purchase Agreement”), under which Mr. Honig agreed to purchase the remaining 984,464 Acquired Shares from Levon and the full purchase price for such Acquired Shares was deposited into escrow at that time pending the completion of the closing conditions set forth in the Share Purchase Agreement. Under the Share Purchase Agreement, on June 15, 2018, GRQ 401K acquired 125,000 Common Shares and on July 31, 2018, Mr. Honig acquired 125,000 Common Shares (together, the “Initial Acquisitions”). Mr. Honig acquired the remaining aggregate 1,634,810 Acquired Shares under the Exchange Agreement and Share Purchase Agreement on the Closing Date following the satisfaction of the applicable closing conditions.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement among Barry Honig, GRQ 401K, GRQ Inc., Roth 401K, and GRQ DBO

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2018	By:	/s/ Barry Honig
Barry Honig

SCHEDULE A

TRANSACTIONS DURING THE PAST 60 DAYS

The Reporting Person engaged in the following transactions in shares of Common Stock of the Company during the 60-day period preceding this filing (other than those set forth above in Item 5(c) of this Amendment No. 59). Such transactions involved the purchase of shares on the NASDAQ Global Market or pursuant to a private transaction. The Reporting Person hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which each transaction was effected.

Date	Type	Price	Shares
07/05/2018	Purchase	$1.71	14,714
07/17/2018	Purchase	$1.62	20,000
07/17/2018	Purchase	$1.60	62,854
07/31/2018	Purchase	$2.00	125,000	(1)
08/28/2018	Purchase	$1.30	574,000	(2)
08/28/2018	Purchase	$2.00	95,033	(1)
08/28/2018	Purchase	$1.30	326,346	(2)
08/28/2018	Purchase	$2.00	639,431	(1)

(1) The securities reported on this line were purchased pursuant to a private transaction pursuant to an executed Share Purchase Agreement, dated June 15, 2018, the closing conditions of which were met as of August 28, 2018.

(2) The securities reported on this line were purchased pursuant to a private transaction pursuant to an executed Share Purchase Agreement, dated April 24, 2018, the closing conditions of which were met as of August 28, 2018.

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